

Mail Stop 4720

August 2, 2016

<u>Via E-mail</u>
John D. Fredericks
General Counsel
Medley LLC
600 Montgomery Street, 35th Floor
San Francisco, CA 94111

     Re: Medley LLC
              Amendment No. 2 to Registration Statement on Form S-1
              Filed August 2, 2016
              File No. 333-212514

Dear Mr. Fredericks:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2016 letter.

<u>Exhibit 5.1</u>

Please revise your legal opinion to remove the following assumptions from the fourth paragraph;
- part (ii) as it pertains to the Company,
- part (iv)(a), and
- part (v)(d) as it pertains to the Company.

                          Sincerely,

                          /s/ Michael Clampitt

                          Michael Clampitt
                          Senior Attorney
                          Office of Financial Services

cc: R. Cabell Morris, Winston Strawn LLP